HEAT BIOLOGICS, INC.

100 Europa Drive

Chapel Hill, NC 94915

July 19, 2013

VIA EDGAR

United States Securities

  and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Attention:  Jeffrey P. Riedler

                    Assistant Director

Re:

File No. 333-188365

Heat Biologics, Inc.

Dear Mr. Riedler:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Heat Biologics, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-18365) as amended (the “Registration Statement”), so that it may become effective at 5:00 p.m. Washington D.C. time on July 23, 2013, or as soon thereafter as practicable.

The Registrant hereby authorizes each of Leslie Marlow, Esq. and Hank Gracin, Esq. of Gracin & Marlow, LLP, attorneys for the Registrant, to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges that:

(i)

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)

the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant requests that it be notified of such effectiveness by a telephone call to Ms. Marlow at (516) 496-2223 or, in her absence, Mr. Gracin at (561) 243-1363.

HEAT BIOLOGICS, INC.

By:	/s/ Jeffrey Wolf
Jeffrey Wolf
Chief Executive Officer